UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)

FLOTEK INDUSTRIES, INC
(Name of Issuer)

Common Stock
(Title of Class of Securities)

343389102
(CUSIP Number)

David Nierenberg
The D3 Family Funds
19605 NE 8th Street
Camas, WA 98607
(360) 604-8600

With a copy to:

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, NY 10176
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

1	NAME OF REPORTING PERSONS The D3 Family Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 434,580
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 434,580
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 434,580
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS The D3 Family Bulldog Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 765,150
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 765,150
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 765,150
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Haredale Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 47,907
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 47,907
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,907
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,247,637
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,247,637
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,247,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS David Nierenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 69,929(1)
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,247,637
PERSON WITH	9	SOLE DISPOSITIVE POWER 69,929(1)
	10	SHARED DISPOSITIVE POWER 1,247,637
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,317,566 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IN
(1) Includes 69,929 shares of Common Stock granted to Mr. Nierenberg in his capacity as a director of the Issuer, of which 27,549 shares of Common Stock are vested and 42,380 shares of Common Stock that have not yet vested.

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends the below-indicated items from the Schedule 13D with respect to the shares of common stock (the “Common Stock”) of Flotek Industries Inc, (the “Issuer”) previously filed by or on behalf of the Reporting Persons (as defined below) (the “Schedule 13D”), by amending and/or supplementing such Items as indicated below.
Item 3.  Interest in Securities of the Issuer.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The total amount of funds used by the Reporting Persons to make all purchases of Shares beneficially owned by the Reporting Persons, as reported in Item 5(a,b) was $14,982,180. The source of funds for purchases of Shares by each of the Reporting Persons is the working capital of the applicable D3 Family Fund and Haredale Ltd.
Item 4.  Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to add the following:
The D3 Family Funds and affiliates bought 74,340 FTK shares from December 11-14, 2023, increasing our ownership to 4.4%, which maintains us as the company’s second largest shareholder.
Since we filed our last form 13D, ProFrac’s (ACDC) conversion of their FTK loans into equity diluted our equity ownership to below 5%.  In addition to that, in June we sold the equivalent of 125,000 post-reverse-split shares to Harsha Agadi, coincident with his succeeding David Nierenberg as Chairman of FTK’s board of directors.  That sale, however, was only 8% of our FTK shares.
We sold those shares for two reasons:  1) to enable Agadi, as the new chair, to quickly build a meaningful ownership stake in FTK, and 2) to realize a capital loss on FTK shares purchased six to eight years ago to offset gains on other investments.
Our sale to Chairman Agadi was our only sale of FTK shares.  We have not sold any other FTK shares since June, and we have no plans to sell more shares.
Instead, we continue holding FTK shares, and added 74,340 shares. We hoped to replace the shares we had sold in June, but were limited by Rule 16b, FTK’s insider trading window, and the light trading volume of FTK shares in the second week of December.

We bought the additional shares because we are pleased with the progress made by FTK’s new leadership team and by what we believe that their progress portends for the company’s future performance:
•	Revenue grew in 2023, particularly revenue from non-ACDC customers and from a rebound of its proprietary green chemistry product, CnF

•	Extensive cost reduction and substantial gross margin improvement turned FTK’s gross and operating margins positive and reversed 2022’s negative adjusted EBITDA of ($26.2M)

•	FTK earned a GAAP operating profit in Q3, its first in six years

•	FTK improved its balance sheet and liquidity by converting ACDC’s debt into equity and by obtaining an asset-based line of credit

•	The 6:1 reverse stock split enabled FTK to maintain its NYSE listing
We believe that these improvements create the potential for continued growth and profitability.  We are hopeful that CnF will remain popular with operators committed to enhanced ultimate recovery (EUR).  And we are hopeful that JP3, FTK’s digital measurement business, will continue growing rapidly.
Item 5.  Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)            The aggregate percentage of Shares reported owned by each person named herein is based upon 29,662,759 Shares outstanding as of November 7, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.
As of the close of business on the date hereof, the Family Fund individually beneficially owned 434,580 Shares, constituting approximately 1.5% of all of the outstanding Shares.
As of the close of business on the date hereof, the Bulldog Fund individually beneficially owned 765,150 Shares, constituting approximately 2.6% of all of the outstanding Shares.
As of the close of business on the date hereof, Haredale Limited individually beneficially owned 47,907 Shares, constituting less than 1% of all of the outstanding Shares.
By virtue of its relationships with each of the Family Fund, the Bulldog Fund and the Managed Account, as discussed in further detail in Item 2, NIMCO may be deemed to be the beneficial owner of the 1,247,637 Shares, beneficially owned in the aggregate by the Family Fund, the Bulldog Fund and the Managed Account, constituting approximately 4.2% of all of the outstanding Shares.
By virtue of his relationship with NIMCO, as discussed in further detail in Item 2, Mr. Nierenberg may be deemed to be the beneficial owner of the 1,317,566 Shares, consisting of (i) 69,929 Shares held directly and (ii) the 1,247,637 Shares beneficially owned by NIMCO, constituting approximately 4.4% of all of the outstanding Shares.
The Reporting Persons, in the aggregate, beneficially own 1,317,566 Shares, constituting approximately 4.4% of the outstanding Shares. Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

 (b)            The Family Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the Shares held by the Family Fund.
The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the Shares held by the Bulldog Fund.
The Managed Account has sole power to vote or direct the vote of the Shares held by the Managed account, and the Managed Account, NIMCO and Mr. Nierenberg have shared power to dispose or direct the disposition of, the Shares held by the Managed Account.
Mr. Nierenberg has sole power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the Shares held directly by him.
 (c)            During the past sixty (60) days, the following purchases of Shares were made by the Reporting Persons in open market transactions:
Fund	Transaction Date	Shares Bought	Price
D3 Family Fund LP	12/11/2023	5,254	3.19
Haredale Ltd.	12/11/2023	3,752	3.19
D3 Family Fund LP	12/12/2023	4,954	3.42
D3 Family Bulldog Fund LP	12/12/2023	6,923	3.42
Haredale Ltd.	12/12/2023	858	3.42
D3 Family Fund LP	12/13/2023	11,536	3.53
D3 Family Bulldog Fund LP	12/13/2023	20,310	3.53
Haredale Ltd.	12/13/2023	1,272	3.53
D3 Family Fund LP	12/14/2023	6,785	3.72
D3 Family Bulldog Fund LP	12/14/2023	11,948	3.72
Haredale Ltd.	12/14/2023	748	3.72

 (d)            No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.
 (e)            Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

D3 Family Fund, L.P., D3 Family Bulldog
Fund, L.P.,

By: Nierenberg Investment Management
Company, Inc.
Its: General Partner

By:	/s/ David Nierenberg
David Nierenberg, President

Haredale Ltd.

By: Nierenberg Investment Management
Company, Inc.
Its: Investment Manager

By:	/s/ David Nierenberg
David Nierenberg, President

Nierenberg Investment Management
Company, Inc.

By:	/s/ David Nierenberg
David Nierenberg, President

/s/ David Nierenberg
David Nierenberg